SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FinTech Acquisition Corp. VI

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31811H 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31811H 106

1.	Names of reporting persons. FinTech Masala Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 9,143,333**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 9,143,333**

9.	Aggregate amount beneficially owned by each reporting person 9,143,333**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 26.7%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 31811H 106

1.	Names of reporting persons. FinTech Masala, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 9,143,333**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 9,143,333**

9.	Aggregate amount beneficially owned by each reporting person 9,143,333**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 26.7%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 31811H 106

1.	Names of reporting persons. Cohen Sponsor Interests VI, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 9,143,333**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 9,143,333**

9.	Aggregate amount beneficially owned by each reporting person 9,143,333**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 26.7%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 31811H 106

1.	Names of reporting persons. FinTech Investor Holdings VI, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,000,000**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,000,000**

9.	Aggregate amount beneficially owned by each reporting person 3,000,000**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 8.8%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 31811H 106

1.	Names of reporting persons. FinTech Masala Advisors VI, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,143,333**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,143,333**

9.	Aggregate amount beneficially owned by each reporting person 6,143,333**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 17.9%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

Item 1.

(a)	Name of Issuer

FinTech Acquisition Corp. VI (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

Item 2.

(a)	Name of Person Filing

(1)	FinTech Masala Holdings, LLC

(2)	FinTech Masala, LLC
(3)	Cohen Sponsor Interests VI, LLC
(4)	FinTech Investor Holdings VI, LLC
(5)	FinTech Masala Advisors VI, LLC (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons is c/o FinTech Acquisition Corp. VI, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(c)	Citizenship

Each of FinTech Masala Holdings, LLC, FinTech Masala, LLC, Cohen Sponsor Interests VI, LLC, FinTech Investor Holdings VI, LLC and FinTech Masala Advisors VI, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number

31811H 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) ;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on 34,253,333 shares of the Issuer’s common stock outstanding as of November 15, 2021.

FinTech Investor Holdings VI, LLC (“Holdings”) is the direct beneficial owner of 580,000 shares of the Issuer’s Class A common stock and 2,420,000 shares of the Issuer’s Class B common stock. FinTech Masala Advisors VI, LLC (“Masala Advisors” and together with Holdings, the “Sponsors”) is the direct beneficial owner of 6,143,333 shares of the Issuer’s Class B common stock. The shares of Class B common stock held by the Sponsors will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

Cohen Sponsor Interests VI, LLC is the manager of each of the Sponsors. FinTech Masala, LLC is the sole member of Cohen Sponsor Interests VI, LLC. FinTech Masala Holdings, LLC is the sole member of FinTech Masala, LLC. FinTech Masala Holdings, LLC is in turn managed by its members, none of which is deemed a beneficial owner of the Issuer’s securities held by FinTech Masala Holdings, LLC based on the so-called “rule of three.” As a result of the foregoing, each of Cohen Sponsor Interests VI, LLC, FinTech Masala, LLC and FinTech Masala Holdings, LLC shares voting and investment power over the shares of the Issuer’s common stock held directly by the Sponsors.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 4, 2022

FINTECH MASALA HOLDINGS, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH MASALA, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

COHEN SPONSOR INTERESTS VI, LLC

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH INVESTOR HOLDINGS VI, LLC

By: Cohen Sponsor Interests VI, LLC, its manager

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH MASALA ADVISORS VI, LLC

By: Cohen Sponsor Interests VI, LLC, its manager

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of February 4, 2022

FINTECH MASALA HOLDINGS, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH MASALA, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

COHEN SPONSOR INTERESTS VI, LLC

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH INVESTOR HOLDINGS VI, LLC

By: Cohen Sponsor Interests VI, LLC, its manager

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President

FINTECH MASALA ADVISORS VI, LLC

By: Cohen Sponsor Interests VI, LLC, its manager

By: FinTech Masala, LLC, its sole member

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	President